October 25, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Lyn Shenk,
Branch Chief

Re:	Comments Re Tsakos Energy Navigation Limited

Form 20-F For the Fiscal Year Ended December 31, 2009

Filed on April 9, 2010

File No. 001-31236

Dear Mr. Shenk,

Thank you for your letter of October 25, 2010, and for your comments relating to our Form 20-F, which was filed on April 9, 2010. Please find below your comments (in bold) and our response to each.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Chartering Strategy, page 47

1.	We note your response to our prior comment one. It is not clear to us why voyage revenue information by source would not be useful to investors given the differing contributions by each to your results and the copious discussion in your filing attributed to charter rates. Although your chartering strategy referred to in the response is to place the majority of your vessels on fixed period employment, it appears your revenue arrangements in place are not fully on this basis. We believe comparative presentation of the various sources of your revenue will enable investors to understand (i) how well you are able to (a) implement your indicated strategy, (b) evaluate opportunities for vessels referred to on page 48 of your filing, and (c) employ your vessels to optimize earnings referred to on page 15 of your filing, (ii) the overall mix referred to in the response, (iii) the effect of market volatility referred to in the response and overall market conditions on revenue opportunities available to you, (iv) the comparative effect on revenue per day and (v) provide clarity to your existing disclosure concerning your types of revenues. We also believe that such information would complement the table for “Employment Basis” on page 29 under “Fleet Deployment.” Please revise your disclosure accordingly, or explain to us in clear detail why investors would not benefit by such revenue information.

In response to the Staff’s comment, we will include in our future Forms 20-F a comparative presentation of the various sources of our revenue.

Financial Analysis, page 52

2.	We note your response to prior comment three. We believe tabular presentation of the components of “voyage expenses” would also be beneficial to investors. Please revise your disclosure accordingly.

In response to the Staff’s comment, we will include in our future Forms 20-F a tabular presentation of the material components of our “voyage expenses.”

***

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Paul Durham

Paul Durham
Chief Financial Officer and
Chief Accounting Officer

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